Exhibit 99.1

For Immediate Release: October 26, 2021

Attention: Business Editors

VERSABANK ANNOUNCES THE CANCELLATION OF UNEXCHANGED COMMON SHARES

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VB; NASDAQ: VBNK) today announced the cancellation and return to treasury of 7,477 unexchanged common shares (0.0272% of outstanding common shares). The cancelled shares represent predecessor share classes which have not been deposited and exchanged for VersaBank common shares in connection with the Bank’s amalgamation with PWC Capital Inc. on January 31, 2017. The cancellation of shares was effective on October 7, 2021.

VersaBank’s outstanding share capital is now set at 27,441,082 common shares and 1,461,460 series 1 preferred shares.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange under the symbol VB and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VB.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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